CONSENT OF KEVIN PEMBERTON

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled “Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations” dated effective December 31, 2016, (ii) the mineral reserve estimates for the Masbate project, (iii) the mineral reserve estimates for the La Libertad project, (iv) the mineral reserve estimates for the Limon project, (v) the stockpile resource estimate for Masbate and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 23, 2018, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811 and No. 333-218710) of B2Gold Corp.

/s/ Kevin Pemberton
Kevin Pemberton
March 23, 2018